Exhibit 11.2

Consent of Independent Auditor

We consent to the use in this Regulation A Offering on Form 1-A of Platform Ventures Diversified Housing REIT, LLC of our reports (dates noted below) relating to the financial statements, enumerated in items 1 and 2 below.

We also consent to the reference of our firm under the heading “Experts” in such Regulation A Offering on Form 1-A.

1.	Report dated May 4, 2018 related to the balance sheet of Platform Ventures Diversified Housing REIT, LLC as of December 31, 2017.

2.	Report dated May 1, 2018, except as to Note B.4, which is as of June 22, 2018 related to the statements of revenues and certain expenses of The Domain at City Center, LLC for the year ended December 31, 2017 and for the period from March 1, 2016 to December 31, 2016.

/s/ RSM US LLP

Los Angeles, California

September 6, 2018